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                                                                EXHIBIT 99.2


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                                PRESS RELEASE
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                            ADCO TECHNOLOGIES INC.

             ANNOUNCES AGREEMENT TO MERGE WITH ASTOR CORPORATION


Michigan Center, MI (July 12, 1996)--Adco Technologies Inc. (OTC: ADCO) announced today that it has entered into an agreement to merge with Astor Corporation ("Astor") a privately-held specialty chemical company owned by Aurora Capital Partners L.P. Each common share of Adco will be converted into $10.25 in cash for an approximate equity value of $54 million.

The merger is subject to satisfaction of certain conditions, including obtaining necessary regulatory clearances and approval by Adco's stockholders. Astor has entered into agreements with certain Adco shareholders and Adco's management team, which collectively own in excess of 51% of the shares, to vote in favor of the merger.

Robert J. Simon, Chairman of the Board of Adco said that, "the offer represents tremendous value for our shareholders, and we are confident that Astor will be a good owner and manager for Adco and its employees." Charles E. Sax, Chief Executive Officer of Adco commented that "with its strong global position and complementary business lines, Astor is the ideal owner to facilitate Adco's continued growth." Schroder Wertheim & Co. Incorporated acted as financial advisor to Adco. Boyd Wainscott, Chairman of the Board and Chief Executive Officer of Astor, stated that "growth opportunities of the merged Adco and Astor will create a bright future for our sealant and adhesive strategy. This acquisition will greatly enhance Astor's strategic position as a leading worldwide manufacturer and marketer of specialty chemical products."

Adco is a Delaware corporation, which formulates and produces specialty chemical products in the form of sealants and adhesives for the roofing, automotive original equipment manufacturing, windshield replacement, window manufacturing, concrete pipe and vault, and individual markets. The Company's technological expertise is focused on butyl rubber, urethane and ultraviolet-cured acrylic.

Astor, a Delaware corporation, headquartered in Raleigh, North Carolina, is a leading worldwide manufacturer and marketer of customized waxes, adhesives and sealants and other allied compounds. Astor serves the automotive, construction, tire and rubber, PVC, packaging, candle, anticorrosive, cable and other markets. Astor's operations are located in Texas, Georgia, Pennsylvania, the United Kingdom and Belgium.